Exhibit 21.1

Significant Subsidiaries	Place of Incorporation

LIZHI INC.	British Virgin Islands

LIZHI HOLDING LIMITED	Hong Kong

TIYA INC.	Cayman Islands

TIYA INC.	British Virgin Islands

TIYA HOLDING LIMITED	Hong Kong

Beijing Hongyi Technology Co. Ltd.	PRC

Guangzhou TIYA Information Technology Co., Ltd.	PRC

VIEs	Place of Incorporation

Guangzhou Lizhi Network Technology Co., Ltd.	PRC

Guangzhou Huanliao Network Technology Co., Ltd.	PRC